FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Commission File Number 001-32399


For the month of: March, 2005

                                BANRO CORPORATION
                 (Translation of registrant's name into English)

                             1 First Canadian Place
                        100 King Street West, Suite 7070
                            Toronto, Ontario M5X 1E3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

             Form 20-F [  ]                 Form 40-F   [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes [ ]                No   [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes [ ]                No   [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

                                EXPLANATORY NOTE

In connection with the Company's listing on the American Stock Exchange, Banro Corporation has prepared and filed its financial statements, including a U.S. GAAP Reconciliation for the period ending September 30, 2004.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated this 8th day of March, 2005

BANRO CORPORATION
(Registrant)


By:  /s/ Donat Madilo
     ----------------------------------
     Donat Madilo, Treasurer

                      Banro Corporation
                      Interim Consolidated Financial Statements
                      September 30, 2004
                      (Expressed in U.S. dollars)

                                NOTICE TO READER


     These interim consolidated financial statements of Banro Corporation as at and for the three and nine month periods ended September 30, 2004 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

                                Banro Corporation
                                Interim Consolidated Financial Statements
                                September 30, 2004
                                (Expressed in U.S. dollars)








                                                                        Contents
================================================================================


Consolidated Financial Statements

     Balance Sheets                                                     2

     Statements of Operations and Deficit                               3

     Statements of Cash Flows                                           4

     Summary of Significant Accounting Policies                       5-6

     Notes to Financial Statements                                   7-14

================================================================================
                                                               Banro Corporation
                                                     Consolidated Balance Sheets
                                                     (Expressed in U.S. dollars)




As at:                                               September 30,                 December
                                                              2004                     2003
                                                       (unaudited)
---------------------------------------------------------------------------------------------
Assets

Current
     Cash                                            $  10,216,302               $  938,930
     Accounts receivable and prepaid expenses              318,575                   12,495
     Amounts due from related parties                       28,148                   50,596
                                                     ----------------------------------------
                                                        10,563,025                1,002,021
Note receivable (Note 2)                                   216,320                  216,320
Investments (Note 3)                                       958,917                1,014,939
Property, plant and equipment (Note 4                      447,511                  142,456
Deferred exploration expenditures (Note 5)               1,494,956                  322,690
                                                     ----------------------------------------
                                                     $  13,680,729              $ 2,698,426

=============================================================================================

Liabilities and Shareholders' Equity

Current
     Accounts payable                                $       8,776              $    40,953
                                                     ----------------------------------------
                                                             8,776                   40,953
                                                     ----------------------------------------
Shareholders' equity
     Share capital (Note 6)                             51,344,037               39,469,888
     Contributed surplus (Note 6)                        1,960,254                  502,014
     Deficit                                           (39,632,338)             (37,314,429)
                                                     ----------------------------------------
                                                        13,671,953                2,657,473
                                                     ----------------------------------------
                                                     $  13,680,729              $ 2,698,426
=============================================================================================

================================================================================
                                                               Banro Corporation
                               Consolidated Statements of Operations and Deficit
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)




====================================================================================================
                                            Three months ended              Nine months ended
                                                September 30,                  September 30,
                                        2004               2003            2004               2003
====================================================================================================
Expenses
     Professional fees           $     20,185       $     67,099     $    142,120      $    135,355
     Consulting fees                   26,219             19,281           34,338           196,942
     Office and sundry                149,932             27,157          316,582            92,418
     Salary                           165,689             67,838          344,441           195,852
     Stock option compensation        501,498                  -        1,298,371                 -
        expense
     Travel and promotion              54,983             73,679          332,259           153,157
     Shareholder relations             19,875             20,549           45,632            34,903
     Management fees                        -              3,050                -            30,716
     Interest and bank charges          1,628                741            4,106             2,684
     Amortization                      13,755             11,122           36,501            32,926
     Foreign exchange loss           (422,761)             3,081         (177,475)         (271,762)
                                  -------------------------------------------------------------------
                                     (531,003)          (293,597)      (2,376,875)         (603,191)

Interest income                        38,402              4,658           97,953            17,585
                                  -------------------------------------------------------------------
Loss from operations                 (492,601)          (288,939)      (2,278,922)         (585,606)

Equity share of loss of BRC
   Diamond Corp                       (28,398)           (17,182)         (62,804)          (87,105)
Miscellaneous income earned            23,816             62,401           23,816           361,457
                                  -------------------------------------------------------------------

Net earnings (loss)                  (497,183)          (243,720)      (2,317,910)         (311,254)
for the period

Deficit, beginning of
the period                        (39,135,155)       (36,520,981)     (37,314,428)      (36,453,447)
                                  -------------------------------------------------------------------
Deficit, end of the period       $(39,632,338)      $(36,764,701)    $(39,632,338)     $(36,764,701)
====================================================================================================
Earnings (loss) per share        $      (0.04)      $      (0.02)    $      (0.19)     $      (0.03)
====================================================================================================

================================================================================
                                                               Banro Corporation
                                           Consolidated Statements of Cash Flows
                                                     (Expressed in U.S. dollars)
                                                                     (Unaudited)


========================================================================================================
                                            Three months ended                  Nine months ended
                                                September 30,                      September 30,
                                        2004               2003               2004               2003
========================================================================================================
Cash provided by (used in

Operating activities
  Net earnings (loss) for the       $  (497,183)         $(243,720)       $(2,317,910)       $ (311,254)
    period
  Adjustments to reconcile loss
    to net cash
    Provided by operating
      activities
      Equity loss                        28,398             17,182             62,804            87,105
      Value of options issued           501,498             (3,038)         1,298,371            15,539
      Amortization                       13,755             11,122             36,501            32,926
  Changes in non-cash working
      capital
      Accounts receivable and
        prepaid exp.                     (5,905)           (152,699)         (306,080)         (152,128)
      Accounts payable                  (13,815)             (1,432)          (32,177)          (66,183)
                                   ---------------------------------------------------------------------
                                         26,748            (372,585)       (1,258,491)         (393,995)
                                   ---------------------------------------------------------------------
Investing activities
  Capital Assets                       (336,788)             (2,023)         (357,727)           (5,885)
  Deferred exploration                 (424,405)                  -          (996,225)                -
    expenditures
  Advances to BRC/NBI                     2,683            (152,290)           (6,782)          255,005
                                   ---------------------------------------------------------------------
                                       (758,510)           (154,313)       (1,360,734)          219,118
                                   ---------------------------------------------------------------------
Financing activities
     Due to/from related parties        (28,148)            156,017            22,448          (206,952)
     Common shares and warrants
       issued                            23,494                   -        11,874,149                 -
                                   ---------------------------------------------------------------------
                                         (4,654)            156,017        11,896,597          (206,952)
                                   ---------------------------------------------------------------------
Net increase(decrease)in cash
  during the period                    (736,416)           (370,881)        9,277,372          (381,829)

Cash, beginning of the
period                               10,952,718           1,217,057           938,930         1,228,005
                                   ---------------------------------------------------------------------
Cash, end of the period             $10,216,302          $  846,176       $10,216,302        $  846,176
========================================================================================================

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


Nature of Business  Banro  Corporation's  (the "Company")  business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of
Consolidation       These consolidated financial statements include the accounts of the Company,  its  wholly-owned  subsidiary in the United
                    States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga
                    Mining SARL,  Lugushwa  Mining SARL,  Namoya Mining SARL and
                    Twangiza Mining SARL.

                    Up to September 30, 2003, the consolidated financial statements also included the accounts of the Company's 93% owned subsidiary in the Congo, Societe Aurifere du Kivu et du Maniema S.A.R.L. ("Sakima"). The Congolese government held the remaining 7% ownership interest of Sakima (Note 1).

Investments         Investments in companies  subject to  significant  influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant
 and Equipment      Property,   plant  and   equipment   is  recorded  at  cost.
                    Amortization is recorded as follows:

                    Office furniture and fixtures - 20% declining balance basis Office equipment - Straight line over four years
                    Vehicles - Straight line over four years
                    Leasehold improvements - Straight line over five years

Foreign Currency
Translation         These consolidated financial statements are expressed in the functional  currency of the Company,  United States dollars.
                    For integrated  operations,  monetary assets and liabilities are  translated  at the spot rates of  exchange in effect at the end of the period;  non-monetary items are translated at historical  exchange  rates in  effect  on the  dates of the
                    transactions.    Revenues   and   expense   items,    except
                    amortization, are translated at average rates of exchange in effect during the period. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

================================================================================
                                                               Banro Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


Deferred
Exploration
Expenditures        Exploration costs relating to mineral  properties and rights are  deferred  and  carried as an asset until the results of the  projects  are known.  As the Company  currently  has no
                    operational   income,  any  incidental  revenues  earned  in
                    connection  with these  properties  or  related  exploration
                    activities   are  applied  as  a  reduction  to  capitalized
                    exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are charged to operations.

Stock Options       The Company has a stock option  plan,  which is described in
                    Note 6(d). During 2003 the Company adopted, on a prospective basis, the fair value method of accounting for stock options granted to  directors,  officers and  employees  whereby the weighted  average fair value of options  granted is recorded as a  compensation  expense  in  the  financial  statements.
                    Compensation   expense   on   stock   options   granted   to
                    non-employees  is  recorded  as an expense in the period the
                    options  are  vested  using  the  fair  value  method.   Any
                    consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Financial
Instruments         Unless otherwise noted, it is management's  opinion that the
                    Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes        The asset and liability  method is used to determine  income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities.
                    Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax losses are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates    These consolidated  financial  statements have been prepared in accordance with Canadian  generally  accepted  accounting principles  which require  management to make  estimates and assumptions  that affect the reported  amounts of assets and
                    liabilities  and   disclosures  of  contingent   assets  and
                    liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


1.   Interest in Congolese Subsidiaries

     On July 31, 1998, the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve Sakima and (b) terminate the Company's mining convention relating to the Company's mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the disputes through legal procedures.

     On April 18, 2002, the government of the Congo formally signed a settlement agreement with the Company. The agreement calls for, among other things, the Company to hold 100% interests in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived 30-year mining convention. The government of the Congo will retain 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

     On May 30, 2003, the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company's mining convention in accordance with the settlement agreement signed on April 18, 2002.

     On September 30, 2003, the Company wound up the operations of Sakima and will transfer all its shares in Sakima to the government of Congo in accordance with the April 18, 2002 settlement agreement after Sakima's title in the gold deposits is transferred to the Company's new wholly-owned Congolese subsidiaries.

     The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

--------------------------------------------------------------------------------

2.   Note Receivable

     The note, receivable from a shareholder of the Company, is secured by a pledge of marketable securities with a market value at September 30, 2004 of $67,433 and bears interest at 4% per annum. The principal and interest accrued thereon is due on November 30, 2004.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


3.   Investments

     (a)  Investment in Nevada Bob's International Inc.

          Effective December 31, 2003, the Company entered into an agreement with Nevada Bob's International Inc. (NBI), a franchisor of golf equipment and apparel, in order to purchase 941,255 common shares of NBI at a price of $0.40 per share, or $376,502 in the aggregate, in order to settle an outstanding debt of NBI to the Company of the equivalent amount. The transaction closed in February 2004. The quoted market value of the shares on September 30, 2004 was $0.30 per share or $282,377 in aggregate.

          The investment represents 6.05% of outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary.

     (b)  Investment in BRC Diamond Corporation

          On March 10, 2004, the Company completed a debt settlement transaction with BRC Diamond Corporation (formerly BRC Development Corporation)
          (BRC). Pursuant to this transaction, the Company purchased 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount. The Company owns 3,744,032 common shares, representing a 40.09% (Dec. 31, 2003 - 40.30%) equity interest, in BRC with a quoted market value of approximately $5,935,040 at September 30, 2004 (Dec. 31, 2003 - $3,509,448).

          On August 11, 2004 BRC, whose principal business is the acquisition and exploration of mineral properties, was continued under the Canada Business Corporations Act and changed its name from BRC Development Corporation to BRC Diamond Corporation.

          The Company's investment in BRC is summarized as follows:


                                        As at and for the                 As at
                                        nine month period           and for the
                                            ended Sept.30,           year ended
                                                     2004         Dec. 31, 2003

         Equity investment,
           beginning of year               $     383,338             $  502,968
         Acquisitions                            254,099                      -
                                      ------------------------------------------
                                                 637,437                502,968
         Share of equity loss                    (62,804)              (116,731)
         Loss on dilution of
           interest                                    -                 (2,899)
                                      ------------------------------------------
         Equity investment, end
           of period                             574,633                383,338
         Amount due from BRC                       7,782                255,099
                                      ------------------------------------------
                                           $     582,415             $  638,437
                                      ==========================================


          The amount due from BRC is unsecured, non-interest bearing and is due on demand.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


3.   Investments (continued)

     (b)  Investment in BRC Diamond Corporation (continued)

          BRC's summarized consolidated balance sheets and income statements as at and for the nine month period ended September 30, 2004 (unaudited) and as at and for the year ended December 31, 2003 (audited), converted to US $ at the period end rate of exchange, is as follows:

                                                       2004                2003
                                             ===================================
          Assets
              Current assets                   $     22,796        $     59,689
              Investment                          1,044,614           1,016,542
              Mineral properties                    375,702             358,309
              Deferred pre-operating costs           18,048              17,340
              Property, plant and equipment          32,713              57,879
                                             -----------------------------------
                                                  1,493,873           1,509,759
                                             -----------------------------------
            Liabilities                              82,113             378,921
                                             -----------------------------------
            Net Equity                         $  1,411,760        $  1,130,838
                                             -----------------------------------
          Income Statement
              Revenue                          $          -        $          2
              Expenses                             (158,334)           (340,649)
              Write-off of mineral claims                 -              (3,169)
                                             -----------------------------------
          Net Loss                             $   (158,334)       $   (343,816)
                                             ===================================


--------------------------------------------------------------------------------


4.   Property, Plant and Equipment

                                                                   Accumulated            Net Book
    As at September 30, 2004                       Cost            Amortization            Value

    Office furniture and fixtures             $   18,254           $   13,031           $    5,223
    Office equipment                             240,592               83,962               156,630
    Vehicle                                      191,343               14,161               177,182
    Communication equipment                       27,731                    -                27,731
    Field camps                                   35,584                    -                35,584
    Surveying                                     24,012                    -                24,012
    Leasehold improvement                        105,746               84,597                21,149
                                             -------------------------------------------------------
                                              $  643,262           $  195,751           $   447,511
                                             =======================================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


4.   Property, Plant and Equipment (continued)

                                                                   Accumulated            Net Book
    As at December 31, 2003                        Cost            Amortization            Value

    Office furniture and fixtures             $   18,254           $   12,162           $    6,092
    Office equipment                             114,390               59,235               55,155
    Vehicle                                       47,145                2,947               44,198
    Leasehold improvement                        105,746               68,735               37,011
                                             -------------------------------------------------------
                                              $  285,535           $  143,079           $  142,456
                                             =======================================================

--------------------------------------------------------------------------------

5.   Deferred Exploration Expenditures

     Deferred Exploration

                                                                                            Cumulative
                                                                    Nine month          from inception
                                                                  period ended        in April 1994 to
                                                                 September 30,           September 30,
                                                                          2004                    2004
                                                              =========================================
    Exploration cost                                              $    996,225            $ 17,472,396
    Stock option compensation expense                                  159,869                 159,869
    Amortization                                                        16,172                  51,622
                                                              =========================================
    Net expenditure                                                  1,172,266              17,683,887
    Effect of exchange rate change                                           -                   2,511
                                                              =========================================
                                                                     1,172,266              17,686,398
    Write-off                                                                -             (16,191,442)
                                                              =========================================
    Balance, end of period                                        $  1,172,266            $  1,494,956
                                                              =========================================

     Mineral rights

                                                                                           Cumulative
                                                                                       from inception
                                                                          2004          in April 1994
                                                              =========================================
    Mineral rights                                                $          -            $  9,681,194

    Write-off                                                                -              (9,681,194)
                                                              =========================================
    Balance, end of period                                        $          -            $          -
                                                              =========================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


6.   Share Capital

     (a)  Authorized Share Capital

          Unlimited number of common shares
          Unlimited number of preference shares, issuable in series


     (b)  Issued Share Capital - Common Shares

                                       As at September 30, 2004                     As at December 31, 2003
                                   -----------------------------------       -------------------------------------
                                       Number of                                  Number of
                                          Shares             Amount                  Shares               Amount

        Balance -
          Beginning of period         10,427,844       $ 39,469,888               9,886,594         $ 39,173,793
        Exercise of stock options        485,000            273,192                  41,250               23,017
        Exercise of warrants             350,000            286,048                 500,000              273,078
        Issued during the period       2,000,000         11,314,909                       -                   -
                                   -----------------------------------       -------------------------------------
        Balance - End of period       13,262,844       $ 51,344,037              10,427,844         $ 39,469,888
                                   ===================================       =====================================


          On March 30, 2004, the Company completed a private placement (the "Offering") of 2,000,000 common shares at Cdn. $8.00 per share for gross proceeds of Cdn. $16,000,000 (US$ 11,979,203). The net proceeds of the financing will be used to advance the Company's projects in the Congo located within the Twangiza - Namoya gold belt and for general corporate purposes.

          Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") acted as the Company's agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 120,000 broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the holder thereof to purchase one common share of the Company at a price of $8.00 per share for a period of one year.


     (c)  Warrants

          The following table summarizes information about warrants outstanding and exercisable at September 30, 2004:


                                                    Exercise
                                       Number          price
         Date of Grant            Outstanding           Cdn $        Expiry Date

         03/30/04                    120,000           8.00            3/29/05
                                 -------------------------------
                                     120,000
                                 ===============================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


6.   Share Capital (Continued)

     (d)  Stock Options

          The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company to a maximum of 3,100,000 common shares. As at September 30, 2004, the number of stock options still available to be granted under this Stock Option Plan was 678,500.

          Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at September 30, 2004, the Company had 1,856,500 stock options outstanding to acquire common shares at a weighted-average price of Cdn. $5.89 per share, expiring at various dates between October 2004 and August 2009.

          The  following  table  summarizes   information  about  stock  options
          outstanding and exercisable at September 30, 2004:


                                                                   Options outstanding and exercisable
                                                     ==================================================================
                                                          Options
                                            Options    Exercised,
                                 Number     granted       Expired          Number       Options    Exercise
                  Date      outstanding  during the            or     outstanding   Exercisable       price       Expiry
              of grant      at 12/31/03      period     Forfeited     at 09/30/04   at 09/30/04       Cdn $       date
              01/31/01         375,000           -        375,000              -            -         0.60       01/31/04

              01/31/01          20,000           -         20,000              -            -         1.00       01/31/04

              10/12/01          40,000           -         40,000              -            -         0.60       10/12/04

              01/08/02         183,000           -         15,000        168,000      168,000         0.80       01/08/07

              04/03/02          25,000           -         25,000              -            -         1.70       04/03/04

              04/26/02          10,000           -         10,000              -            -         3.30       04/26/04

              10/16/03         168,500           -              -        168,500       84,250         4.00       10/16/08

              10/16/03          60,000           -              -         60,000       30,000         4.00       10/16/06

              10/29/03         100,000           -              -        100,000       50,000         4.11       10/29/08

              10/29/03         100,000           -              -        100,000       50,000         4.11       10/29/06

              01/21/04               -     400,000              -        400,000      200,000         6.00       01/21/09

              02/03/04               -      50,000              -         50,000       25,000         6.00       02/03/09

              02/17/04               -     150,000              -        150,000       75,000         7.00       02/17/09

              03/16/04               -     200,000              -        200,000      100,000         8.20       03/16/09

              06/24/04               -     420,000              -        420,000      105,000         8.00       06/22/09

              08/31/04                      40,000              -         40,000       10,000         8.00       08/31/09
                          --------------------------------------------------------------------
                             1,081,500   1,260,000        485,000      1,856,500      897,250
                          ====================================================================

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


6.   Share Capital (Continued)

     (d)  Stock Options (continued)

          2003

          As at December 31, 2003, the weighted average grant-date fair value of 158,625 vested stock options granted to employees, directors and officers was $378,724. This amount was recognized in the income statement as an expense and was credited accordingly to contributed surplus in the balance sheet.

          During the year ended December 31, 2003, a total of 72,500 stock options previously issued to consultants and other service providers vested. The weighted average grant-date fair value of these vested stock options was $93,474. This amount was recognized in the income statement as an expense and was credited accordingly to options in the balance sheet. During 2003 a total of 50,000 options previously granted to consultants were cancelled. Accordingly an amount of $16,986 relating to these options was transferred to contributed surplus.

          2004

          During the nine month period ended September 30, 2004, the Company recognized in the income statement as an expense $1,298,371 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company's stock option plan. In addition, an amount of $159,869 related to stock options issued to employees of the Company's subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

          The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following weighted average information:

          (i)  risk-free interest rate: 2.48% (2003 - 2.54%)

          (ii) expected volatility: 96.48% (2003 - 118%)

          (iii) expected life: 5 years (2003 - 3.74 years)

          (iv) expected dividends: $Nil (2003 - $Nil)

     (e)  Earnings (Loss) per Share

          Earnings (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the nine month period ended September 30, 2004, amounting to 12,456,786 (September 30, 2003
          - 9,886,594) common shares.

          Fully diluted earnings (loss) per share have not been presented since the exercise of the options and warrants would be anti-dilutive.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


     (f)  Contributed Surplus


                                       As at September           As at Dec. 31,
                                              30, 2004                     2003
                                      ------------------------------------------
        Stock option
              compensation              $   1,960,254            $    502,014
                                      ==========================================

--------------------------------------------------------------------------------

7.   Related Party Transactions

     Management fees of $Nil (September 30, 2003 - $30,716) were paid to directors of the Company during the nine month period ended September 30, 2004.

     During the quarter ended September 30, 2004, an amount of $28,148 was due from a corporation wholly-owned by a director of the Company relating to common general expenses.

     Legal fees of $212,377 (September 30, 2003 - $29,535) were paid during the nine month period ended September 30, 2004 to a law firm of which two partners are also directors of the Company.

     These transactions are in the normal course of operations and are measured at the exchange value.

--------------------------------------------------------------------------------

8.   Segmented Reporting

     The Company has one operating segment: the acquisition, exploration and development of precious metal projects located principally in the Congo.

     Geographic segmentation of capital assets and deferred exploration costs is as follows:



                                       As at September        As at Dec. 31,
                                              30, 2004                 2003
                                      ------------------------------------------

    Congo - deferred exploration         $ 1,494,956             $   322,690
    costs
    Congo - capital assets                   366,360                  68,983
    Canada - capital assets                   81,151                  73,473
                                      ------------------------------------------
                                         $ 1,942,467             $   465,146
                                      ==========================================

--------------------------------------------------------------------------------

9.   Comparative figures

     Certain of the prior period's amounts have been reclassified to conform to the current period's presentation.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


10.  Generally Accepted Accounting Principles in Canada and the United States

     The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("U.S. GAAP") except for the following:

     (a)  Employee and Directors Stock Options

          Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

          Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

          Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

     (b)  Mineral Properties

          U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

     (c)  Recently issued United States Accounting Standards

          In January 2003, the FASB issued Financial Interpretation 46 "Accounting for Variable Interest Entities" ("FIN 46") that will require the consolidation of certain entities that are controlled through financial interests that indicate control (referred to as "variable interests"), subsequently revised through the issuance of FIN 46R. Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of the entity's assets or liabilities. The holder of the majority of an entity's variable interests will be required to consolidate the variable interest entity. FIN 46 applies to variable interest entities as of January 31, 2003, and to variable interest entities created after or in which an enterprise obtains an interest after that date. The Company does not have any arrangements with variable interest entities that will require consolidation of their financial information in the financial statements.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------


10. Generally Accepted Accounting Principles in Canada and the United States (continued)

     In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". The changes are intended to improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Additionally, those changes are expected to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts and hedging relationships entered into or modified after June 30, 2003, and for provisions that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, apply in accordance with their respective effective dates. The adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity".
     SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position of the Company or results of its operations.

================================================================================
                                                               Banro Corporation
                                      Notes to Consolidated Financial Statements
                                                     (Expressed in U.S. dollars)

                                                                     (Unaudited)
September 30, 2004
--------------------------------------------------------------------------------




10. Generally Accepted Accounting Principles in Canada and the United States (continued)

     The impact of the foregoing on the financial statements is as follows:

     Income Statement

                                   Three months ended                      Nine months ended
                                      September 30,                          September 30,
                          -----------------------------------------------------------------------------
                                 2004               2003                2004               2003
                          -----------------------------------------------------------------------------
Loss per Canadian GAAP       $   (497,183)      $  (243,720)       $ (2,317,910)        $ (311,254)
Deferred exploration             (590,060)                -          (1,172,266)                 -
                          -----------------------------------------------------------------------------
Loss per U.S. GAAP           $ (1,087,243)      $  (243,720)       $ (3,490,176)        $ (311,254)
                          =============================================================================
Loss per share               $      (0.09)      $     (0.02)       $      (0.28)        $    (0.03)
                          =============================================================================

     Balance Sheet

                                                                   September 30,        December 31,
                                                                        2004                2003
                                                                 -------------------------------------
Total assets per Canadian GAAP                                   $   13,680,729       $  2,698,426
Deferred exploration                                                 (1,494,956)          (322,690)
                                                                 -------------------------------------
Total assets per U.S. GAAP                                       $   12,185,773       $  2,375,736
                                                                 =====================================

Total liabilities per Canadian and U.S. GAAP                     $        8,776       $     40,953
                                                                 =====================================

Shareholders' equity:
  Share capital per Canadian and U.S. GAAP                       $   51,344,037       $ 39,469,888
                                                                 =====================================
  Contributed surplus per Canadian GAAP
    and U.S. GAAP                                                $    1,960,254       $    502,014
                                                                 =====================================
  Deficit per Canadian GAAP                                      $  (39,632,338)      $(37,314,429)
  Deferred exploration                                               (1,494,956)          (322,690)
                                                                 =====================================
  Deficit per U.S. GAAP                                          $  (41,127,294)      $(37,637,119)
                                                                 =====================================
                                                                 $   12,176,997       $  2,334,783
Total shareholders' equity per U.S. GAAP
                                                                 =====================================
Total liabilities and shareholders' equity per                   $   12,185,773       $  2,375,736
  U.S. GAAP
                                                                 =====================================